Item 77M - DWS Micro Cap Fund (a series
of DWS Advisor Funds)


At a meeting held on June 1, 2006, shareholders of DWS Micro Cap Fund (the "Fund") approved the reorganization of the Fund into a Massachusetts business trust. Effective July 10, 2006, the Fund, a series of DWS Investments Trust, was reincorporated to DWS Micro Cap Fund, a series of DWS Advisor Funds.



G:\sec_reg\NSAR\2007\3-31-07\Item 77M DWS Micro Cap Fund.doc